AMERICAN BONANZA GOLD CORP.

Report as to Voting Results Submitted Pursuant to
Section 11.3 of National Instrument 51-102

To: British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland Securities Commissions

Report of Voting Results

This report is submitted for and on behalf of American Bonanza Gold Corp. (the “Company”) in respect of the adjournment to July 10, 2013 of an annual and special meeting (the “Meeting”) of the holders of common shares (the “Common Shares”) of the Company held on July 10, 2013. This report briefly describes the matters voted upon and the outcome of the votes at the Meeting.

1.     To Approve the Issuance of up to 300,000,000 Common Shares

According to proxies received and vote by show of hands, a resolution authorizing the issuance of up to 300,000,000 Common Shares (comprised of 200,000,000 Common Shares and 100,000,000 Common Share issuable upon exercise of Share Purchase Warrants) was passed.